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                                                               Exhibit 99(a)(7)

                     [Salomon Smith Barney Inc. Letterhead]



November 18, 1998



Board of Directors
Reno Air, Inc.
220 Edison Way
Reno, NV  89502

Members of the Board:

You have requested our opinion as to the fairness, from a financial point of view, to the holders of common stock, par value $0.01 per share ("Company Common Stock"), of Reno Air, Inc. (the "Company"), of the consideration to be received by such holders in connection with the proposed acquisition (the "Acquisition") of the Company by American Airlines, Inc. ("Parent"), pursuant to an Agreement and Plan of Merger dated as of November 19, 1998 (the "Merger Agreement"), among Parent, Bonanza Acquisitions, Inc. ("Sub") and the Company. Pursuant to the Merger Agreement, Parent will make (i) an offer (the "Common Stock Offer") to purchase all the issued and outstanding shares of Company Common Stock at a price per share of $7.75 in cash and (ii) an offer to purchase all the issued and outstanding shares of Company Preferred Stock at a price per share of $27.50, subject to the adjustments indicated in Annex B ("Annex B") of the Merger Agreement, plus accrued and unpaid dividends through the date such shares are accepted for payment by Parent, in cash. Pursuant to the Merger Agreement, upon the effectiveness of the proposed merger (the "Merger") of Sub with and into the Company (A) each issued and outstanding share of Company Common Stock (other than shares owned by Parent, any subsidiary of Parent or the Company and any shares the subject of appraisal rights) shall be converted into and represent the right to receive the price per share paid in the Common Stock Offer, in cash and (B) each issued and outstanding share of Company Preferred Stock (other than shares owned by Parent, any subsidiary of Parent or the Company and any shares the subject of appraisal rights) shall be converted into and represent the right to receive the amount set forth in Annex B opposite the dividend payment date for the dividend most recently declared by the Board which has or had a record date prior to the Effective Time, plus accrued and unpaid dividends through the Effective Time, in cash; provided, however, that if the holders of less than 66 2/3% of the shares of Company Preferred Stock have

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voted to approve the Merger Agreement and the Merger, each share of Company
Preferred Stock shall remain issued and outstanding subject to the right of holders of Company Preferred Stock to convert such shares according to the procedures described in, and into the amount of cash calculated pursuant to,
Section 2.06(b) of the Merger Agreement. Capitalized terms used herein but not otherwise defined are used as defined in the Merger Agreement.

In connection with rendering our opinion, we have reviewed certain publicly available information concerning the Company and certain other financial information concerning the Company, including financial forecasts, that were provided to us by the Company. We have discussed the past and current business operations, financial condition and prospects of the Company with certain officers and employees of the Company. We have also considered such other information, financial studies, analyses, investigations and financial, economic and market criteria that we deemed relevant.

In our review and analysis and in arriving at our opinion, we have assumed and relied upon the accuracy and completeness of the information reviewed by us for the purpose of this opinion and we have not assumed any responsibility for independent verification of such information. With respect to the financial forecasts of the Company, we have been advised by the management of the Company that such forecasts have been reasonably prepared on bases reflecting management's best currently available estimates and judgments, and we express no opinion with respect to such forecasts or the assumptions on which they are based. We have not assumed any responsibility for any independent evaluation or appraisal of any of the assets (including properties and facilities) or liabilities of the Company.

Our opinion is necessarily based upon conditions as they exist and can be evaluated on the date hereof. Our opinion does not address the Company's underlying business decision to enter into the Acquisition, the Merger or the Merger Agreement. Our opinion is directed only to the fairness, from a financial point of view, of the consideration to be received in the Common Stock Offer and the Merger by holders of Company Common Stock. Our opinion does not constitute a recommendation concerning (i) whether holders of Company Common Stock should accept the Common Stock Offer or (ii) how such holders should vote with respect to the Merger Agreement or the Merger.

We have acted as financial advisor to the Company in connection with the Acquisition and Merger and will receive a fee for our services, a significant portion of which is contingent upon consummation of the Merger. In the ordinary course of business, we and our affiliates may actively trade the securities of the Company and Parent for our own account and for the accounts of customers and, accordingly, may at any time hold a long or short position in such securities. In


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addition, we and our affiliates have previously rendered certain investment banking and financial advisory services to Parent for which we have received customary compensation. We and our affiliates (including Citigroup Inc.) may have other business relationships with the Company or Parent in the ordinary course of their businesses.

Based upon and subject to the foregoing, it is our opinion that the consideration to be received in the Common Stock Offer and the Merger, taken together, by holders of Company Common Stock is fair to such holders from a financial point of view.


                                             Very truly yours,

                                             /s/ Salomon Smith Barney

                                             Salomon Smith Barney